June 13, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Presstek, Inc.
Form 10-K for the year ended December 31, 2005
Filed March 16, 2006
File No. 0-17541

Ladies and Gentlemen:

The following are our responses to the comments of the Commission in its letter of May 12, 2006, in connection with the filing by Presstek, Inc. (“we”, “Presstek” or the “Company”) of the above-referenced document. To facilitate your review we have included your numbered comments along with the related responses.

1. Management’s Discussion and Analysis, Results of Operations

We note that the 2004 acquisitions appear to have had a significant impact on your results of operations. Please revise future filings to quantify the impact of acquisitions on your results of operations.

Response: The Company will revise future filings to quantify the impact of acquisitions on results of operations.

2. Management’s Discussion and Analysis, Critical Accounting Policies - Acquisitions

You state that you use an independent valuation specialist to determine the fair values of identifiable intangible assets acquired in order to determine the portion of the purchase price allocable to these assets. Please note that if you intend to incorporate the 10-K by reference in any registration statement, you must specifically identify each appraiser as an expert and include their consent in the registration statement. Please note this comment also applies to your disclosures on pages 63, 69, 70 and 73.

Response: Based on the language in the Form 10-K, it is possible that a reader may conclude that an independent valuation specialist determined the fair values of identifiable intangible assets acquired in order to determine the portion of the purchase price allocable to these assets. In fact, the information provided by the independent valuation specialist was among the data used by the Company’s management to establish the fair value of such identifiable intangible assets. The Company will clarify this point in future filings. We do not believe that the use of information in the

Securities and Exchange Commission
June 13, 2006
Page Two

total mix of valuation information available to the Company falls within the SEC’s requirements for disclosure and consent for purposes of the Form 10-K. Moreover, by simply referencing the use of information provided by an independent valuation specialist, we do not believe that we are quoting or summarizing the information or report such that obtaining the consent of such specialist would be required by the Securities and Exchange Act of 1933, as amended, or the rules promulgated thereunder. To the extent that reference to an expert is necessary in any future registration statements, we will include their consent in such registration statement.

Additionally, the financial statements in which the valuation of the identifiable intangible assets appears has been “expertised” by the Company’s independent public accounting firm, which has given its consent to use of its report in the Company’s registration statements.

3. Note 6 - Inventories, net

We note that you have inventory reserves totaling $16.5 million as of December 31, 2005. We note your response to our prior comment 9 from our letter dated May 13, 2004. It appears that the total inventory reserve has increased from the time of your response. If so, please tell us and revise future filings to discuss what inventory has been written down and why. Please revise future filings to disclose how and when you expect to dispose of written-down inventory.

Response: The following table reflects the changes in inventory reserves (in thousands) from the date of our last response:

	Balance January 3, 2004	Changes to reserves	Balance January 1, 2005	Changes to reserves	Balance December 31, 2005

Gross inventories	$16,571		$61,936		$66,590
Additions to reserves (A)		$(13,921)		$(4,167)
Write-offs (B)		431		5,367

Reserves	(4,217)	$(13,490)	(17,707)	$1,200	(16,507)
Net inventories	$12,354		$44,229		$50,083

(A) Additions to reserves charged to expense and adjustments to the fair value of acquired inventories
(B) Write-off of excess, obsolete and scrap inventories

In fiscal 2004 the Company completed two acquisitions, both of which occurred subsequent to our response to comment 9 from your letter dated May 13, 2004. These acquisitions significantly impacted our inventory levels due to the nature of the businesses acquired. The increase in inventory

Securities and Exchange Commission
June 13, 2006
Page Three

reserves to $16.5 million at December 31, 2005, from $4.2 million at January 3, 2004, is primarily attributable to the adjustment of these acquired inventories to fair value, partially offset by subsequent write-offs of excess, obsolete and scrap inventories. The Company plans to continue to systematically dispose of its slow-moving and obsolete inventories in subsequent periods.

Future filings will expand the Company’s disclosure of its policies related to inventory reserves and disposals and, to the extent that changes are significant, the impact on our consolidated operating results and financial condition.

4. Note 8 - Goodwill and Other Intangible Assets

We note the net book value of the identifiable intangible assets as of December 31, 2005 was $11,974,000. However, the sum of the estimated future amortization expense presented totals only $10,432,000. We note from your response to comment 10 from our letter dated May 14, 2005 that a difference existed between the net book value and the future amortization expense due to the fact that certain patents had not yet been put in service, however, we do not see any such disclosure in the current filing. Please tell us why there is a difference between the net book value of the intangible assets and the total estimated future amortization expense. If the difference relates to assets not yet put in service, please revise future filings to disclose the total amount of intangible assets not yet placed in service.

Response: The difference between the sum of the estimated future amortization expense and the value of the Company’s identifiable intangible assets as of December 31, 2005 was $1,542,000. This amount was disclosed in Note 2 - Summary of Significant Accounting Policies, “Intangible Assets and Goodwill” on page 63 of the Company’s Form 10-K:

At December 31, 2005 and January 1, 2005, the Company had recorded $1.5 million and $0.9 million, respectively, of costs related to patents and intellectual property not yet in service.

The Company will revise future filings to disclose this information in the footnote that relates to Intangible Assets.

In response to the Commission’s comments, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Securities and Exchange Commission
June 13, 2006
Page Four

Thank you for your comments. We trust that these responses are sufficient for your purposes. However, if you have any further questions or comments, please feel free to contact me.

Sincerely,

/s/ Moosa E. Moosa

Moosa E. Moosa
Executive Vice President and Chief Financial Officer

cc:      David Burton
   Michele Gohlke
   Kevin L. Vaughn
      Securities and Exchange Commission

   Edward J. Marino, President and Chief Executive Officer
   James F. Scafide, General Counsel
   Members of the Audit Committee
      Presstek, Inc.

   BDO Seidman LLP

   McDermott Will & Emery